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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46668

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 Wash., DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/15

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER:

SIA Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 IDS Center, 80 S. 8th Street
(No. and Street)

Minneapolis (City) **Minnesota** (State) **55402** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Boston **(612) 359-2558**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

50 South Sixth Street (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

SIA SECURITIES CORP.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)*

AFFIRMATION

I, Paul Rasmussen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SIA Securities Corp. (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Rasmussen
President

Subscribed to before me this 27th day of February 2015.

Notary Public

VICKI L. ESTES
Notary Public-Minnesota
My Commission Expires Jan 31, 2018

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
SIA Securities Corp.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of SIA Securities Corp. (the "Company") as of December 31, 2014, and the related statements of operations, cash flows, and changes in member's equity that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of SIA Securities Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The supplemental schedule g listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2015

SIA SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

ASSETS:	
Cash equivalents (Note 2)	$ 79,417
Accounts receivable	20,484
Investment in affiliated mutual fund (Note 2)	71,436
Prepaid expenses	6,843
TOTAL	$ 178,180

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Payable to Sit Investment Associates, Inc.	$ 3,358
Income tax payable	183
Deferred tax liability	10,191
Total liabilities	13,732
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares	500
Additional paid-in capital	84,500
Retained earnings	79,448
Total shareholders' equity	164,448
TOTAL	$ 178,180

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Distribution and marketing fee (Note 2)	$ 34,323
12b-1 fees	274,806
Other revenue	14,832
Dividend income	7
Profit from investments in affiliated mutual funds (Note 2)	4,051
Total revenues	328,019
EXPENSES (Note 1):	
Distribution expenses (Note 5)	274,872
Registration and licensing fees	10,832
Management fee (Note 5)	4,000
Professional fees	25,244
Insurance	8,543
Training	469
Total expenses	323,960
INCOME BEFORE PROVISION FOR INCOME TAXES	4,059
PROVISION FOR INCOME TAXES (Note 4)	1,228
NET INCOME	$ 2,831

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,831
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash items included in net income:	
Unrealized gain on investments in mutual funds	4,833
Realized gain on investments in mutual funds	(8,884)
Deferred income taxes	1,045
Changes in assets and liabilities:	
Accounts receivable	12,567
Prepaid expenses	(755)
Payable to Sit Investment Associates, Inc.	(3,980)
Income tax payable	183
Net cash provided by operating activities	7,840
INCREASE IN CASH EQUIVALENTS	7,840
CASH EQUIVALENTS — Beginning of year	71,577
CASH EQUIVALENTS — End of year	$ 79,417

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE — January 1, 2014	$ 500	$ 84,500	$ 76,617	$ 161,617
Net income	-	-	2,831	2,831
BALANCE — December 31, 2014	$ 500	$ 84,500	$ 79,448	$ 164,448

See notes to financial statements.

1. OWNERSHIP AND NATURE OF BUSINESS

SIA Securities Corp. (the "Company") is a 100%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary objective is the promotion and marketing of the Sit Mutual Funds (the "Mutual Funds"), a group of no-load mutual funds for which SIA is the investment adviser. Pursuant to a management agreement between the Company and SIA, most of the Company's operating expenses are paid by SIA. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of SIA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Cash Equivalents — Cash equivalents consist of money market mutual funds. These money market mutual funds are carried at fair value and are considered cash equivalents because of the Company's ability to redeem them at any time.

Investment in Affiliated Mutual Fund — Investment represents shares of an affiliated mutual fund held for trading, which is recorded at fair value using public market quotations or quoted net asset value (NAV). The changes in fair value of such investments are included in profit from investments in affiliated mutual fund in the statement of operations during the period in which the changes occur. During 2014, unrealized losses of $4,833 and capital gains of $8,884 were recognized as profit from investments.

Revenue Recognition — Sit Mutual Funds, Inc. has adopted on behalf of Sit Dividend Growth Fund class S shares and Sit Global Dividend Growth Fund class S shares a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the distribution plan, the class S shares pay the Company distribution fees for the sale and distribution of its shares. The distribution fees are equal to an annual rate of 0.25% of the average daily net asset value of class S shares. The distribution fee is paid to the Company monthly. 12b-1 fees are recognized when earned. Additionally, The Company receives an annual distribution and marketing fee from SIA equal to the anticipated non-operating expenses of the Company, as determined by the Company and SIA.

Income Taxes — The Company files its own tax returns, and accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, a deferred tax asset valuation allowance would be recorded or adjusted, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority is recognized. The Company has concluded that there are no uncertain tax positions as of December 31, 2014.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

3. ASSETS MEASURED AT FAIR VALUE

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 — Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value — The Company uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

A description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy are as follows:

Cash Equivalents — Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their NAV and are classified as Level 1.

Investment in Affiliated Mutual Fund — The fair value of these securities and mutual funds are based on quoted prices in active markets or quoted NAV and are classified as Level 1.

	Fair Value Measurements as of December 31, 2014, Using			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 79,417	$ -	$ -	$ 79,417
Investment in affiliated mutual fund	71,436	-	-	71,436
	$ 150,853	$ -	$ -	$ 150,853

There were no transfers between levels during the year ended December 31, 2014.

4. INCOME TAXES

Income tax expense for the year ended December 31, 2014, consists of the following:

	Current	**Deferred**	**Total**
Federal	$ 106	$ 443	$ 549
State	77	602	679
Provision for income taxes	$ 183	$ 1,045	$ 1,228

The deferred tax liability relates to the difference between the financial statement and tax basis of the investments held in affiliated mutual funds at year-end, using the tax rate expected to exist when the temporary difference reverses.

The Company had no unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2014. The federal and state tax returns are subject to examination by the tax authorities for the years subsequent to 2009 and 2008, respectively.

5. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with SIA, whereby SIA pays most of the Company's operating expenses that are charged or allocated to the Company, including legal, professional, and insurance costs. Amounts paid by SIA on behalf of the company for registration and licensing fees, professional fees, and insurance amounted to $44,619; distribution expenses of $274,872 were allocated to the Company for certain distribution expenses incurred by the Parent. SIA also provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a management fee to SIA, which was $4,000 in 2014. Additionally, SIA pays an annual distribution and

marketing fee to the Company in an amount agreed upon by SIA and the Company, which was $34,323 in 2014. The Company has payables to SIA of $3,358 as of December 31, 2014.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC-required levels. As of December 31, 2014, the Company's net capital of $119,258 was $94,258 in excess of its required net capital of $25,000. The Company's ratio of aggregated indebtedness to net capital was .12 to 1.0 as of December 31, 2014.

The Company claims exemption from the SEC's Rule 15c3-3 of the SEC under paragraph (k) (1) of that rule. Under this exemption, the *Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

7. SUBSEQUENT EVENTS

The Company evaluated all subsequent events through the issuance of these financial statements on February 27, 2015, and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

SIA SECURITIES CORP.

Schedule g

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:	
Total shareholders' equity	$ 164,448
Less nonallowable assets:	
Accounts receivable	20,484
Prepaid expenses	6,843
Total nonallowable assets	27,327
Net capital before haircuts	137,121
Haircuts on securities:	
Cash equivalents	7,148
Investment in affiliated mutual fund	10,715
Total haircuts on securities	17,863
NET CAPITAL	$ 119,258
AGGREGATED INDEBTEDNESS:	
Income taxes payable	$ 183
Payable to Sit Investment Associates, Inc.	3,358
Deferred tax liability	10,191
TOTAL AGGREGATED INDEBTEDNESS	$ 13,732
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregated indebtedness)	$ 25,000
Excess net capital	$ 94,258
Ratio of aggregated indebtedness to net capital	.12 to 1.00

Note: There are no material differences between the computation using the amounts reported in the accompanying audited financial statements and the computation as reported in the Company's amended FOCUS report Part IIA filed on February 25, 2015.